Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2013

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
	fixed charges	stock dividends
(Dollars in millions)

Earnings(a)	$5,621	$5,621
Plus:
Interest included in expense(b)	7,046	7,046
One-third of rental expense(c)	112	112
Adjusted “earnings”	$12,779	$12,779

Fixed charges:
Interest included in expense(b)	$7,046	$7,046
Interest capitalized	(20)	(20)
One-third of rental expense(c)	112	112
Total fixed charges	$7,138	$7,138

Ratio of earnings to fixed charges	1.79

Preferred stock dividend requirements		$135

Ratio of earnings before provision for income taxes to
earnings from continuing operations		1.02

Preferred stock dividend factor on pre-tax basis		138
Fixed charges		$7,138

Total fixed charges and preferred stock dividend requirements		$7,276

Ratio of earnings to combined fixed charges and
preferred stock dividends		1.76

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.